上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2006 JUN -6 P 1:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/06

1st June 2006

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

06014130

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
<u>File No. 82-5160</u>

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a copy of the press announcement dated 30th May 2006 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the Poll Results for the 2006 Annual General Meeting of the Company held at 30th May 2006.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

PROCESSED
JUN 07 2006
THOMSON FINANCIAL

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

dlw 6/6

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067

South China Morning Post
Publication Date : 1st June 2006

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

ANNUAL GENERAL MEETING HELD ON 30TH MAY 2006
POLL RESULTS

The poll results in respect of the resolutions proposed at the Annual General Meeting (the "AGM") of Shanghai Industrial Holdings Limited (the "Company") held on 30th May 2006 are as follows:

		Resolutions	No. of Votes (%) For	No. of Votes (%) Against
1.		To adopt the audited Consolidated Financial Statements for the year ended 31st December 2005 and the Reports of the Directors and Auditors thereon.	711,987,138 (100.00%)	0 (0.00%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.		
2.		To declare a final dividend for the year ended 31st December 2005.	716,433,918 (100.00%)	0 (0.00%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.		
3.	a.	To re-elect Mr. Cai Yu Tian as Director.	716,233,018 (99.98%)	133,900 (0.02%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.		
	b.	To re-elect Mr. Ding Zhong De as Director.	716,233,018 (99.98%)	133,900 (0.02%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.		
	c.	To re-elect Mr. Qian Shi Zheng as Director.	716,234,018 (99.98%)	133,900 (0.02%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.		
	d.	To re-elect Prof. Woo Chia-Wei as Director.	716,357,918 (100.00%)	0 (0.00%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.		
	e.	To re-elect Mr. Leung Pak To, Francis as Director.	709,945,335 (99.10%)	6,421,583 (0.90%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.		
	f.	To authorise the Board of Directors to fix the Directors' remuneration.	714,461,918 (99.72%)	1,972,000 (0.28%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.		
4.		To re-appoint Messrs. Deloitte Touche Tohmatsu as auditors and to authorise the Directors to fix their remuneration.	711,844,435 (99.37%)	4,523,483 (0.63%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.		
5.		To give a general mandate to the Directors to repurchase shares not exceeding 10% of the aggregate nominal amount of the existing issued share capital.	716,433,918 (100.00%)	0 (0.00%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
6.		To give a general mandate to the Directors to allot, issue and deal with shares not exceeding 20% of the existing issued share capital.	572,434,141 (81.44%)	130,468,777 (18.56%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
7.		To extend the general mandate granted to the Directors to issue shares by the number of shares repurchased.	713,833,534 (99.64%)	2,599,384 (0.36%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		

As at the date of the AGM, the issued share capital of the Company was 968,124,000 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any shareholders to cast votes on any of the proposed resolutions at the AGM.

Secretaries Limited, the Share Registrars of the Company, acted as Scrutineers for the poll at the AGM.

By Order of the Board
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 30th May 2006

As at the date of this announcement, the Board of the Directors of the Company is comprised of:

Executive Directors: Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors: Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis